

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2013

<u>Via E-mail</u>
William H. Shea, Jr.
Chief Executive Officer
PVR Partners, L.P.
Three Radnor Corporate Center
100 Matsonford Road Suite 301
Radnor, Pennsylvania 19087

> **Re: PVR Partners, L.P.**
> **Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 001-16735**

Dear Mr. Shea:

We have reviewed your response dated July 8, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2012</u>

<u>Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41</u>

<u>Critical Accounting Estimates, page 57</u>

1. We note your response to comment 5 from our letter dated June 24, 2013 that you will add a critical accounting policy related to the impairment of long-lived assets in future filings. Please confirm that you will revise your proposed disclosure to focus on the assumptions and uncertainties that underlie your critical accounting estimate. Please also quantify, where material, and provide an analysis of the impact of the critical accounting estimate on your financial position and results of operations for the periods presented, including the effects of changes in the critical accounting estimate between periods. In

addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different reasonably likely assumptions were applied.  Refer to Section V of our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

Item 8 Financial Statements and Supplementary Data, page 61

Notes to Consolidated Financial Statements, page 68

Note 13.  Long-term Debt, page 83

2.      We note your response to comment 9 from our letter dated June 24, 2013 and your proposed additional disclosure related to the senior notes.  Please note that the requirement in Rule 3-10(d) of Regulation S-X is that the issuer and all subsidiary guarantors are 100% owned by the parent company.  Note 5 to Rule 3-10(d) requires disclosure that the subsidiary issuer is a 100% owned finance subsidiary of the parent company.  Your proposed disclosure that Finance Corp and Finance Corp II are wholly owned by PVR Partners does not convey to investors that the issuers are 100% owned, since "wholly owned" has a different meaning from "100% owned" under Regulation S-X.  Please revise your disclosure to clarify that these subsidiaries are 100% owned.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

William H. Shea, Jr.
PVR Partners, L.P.
July 19, 2013
Page 3


       You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters.  Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 if you have questions regarding any other comments.

                    Sincerely,

                    /s/ Jennifer Thompson

                    Mara L. Ransom
                    Assistant Director